FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 5 DATED DECEMBER 22, 2010

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 1 dated October 15, 2010, supplement no. 2 dated November 1, 2010, supplement no. 3 dated November 16, 2010, and supplement no. 4 dated December 16, 2010 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of Snow View Plaza;

•	the execution of a mortgage loan related to Snow View Plaza; and

•	the waiver of asset management fees.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of December 20, 2010, we had raised aggregate gross offering proceeds of approximately $6.3 million from the sale of approximately 703,040 shares in our initial public offering. No shares have been issued under our dividend reinvestment plan.

Property Acquisition

On December 15, 2010, we purchased a shopping center containing 100,460 of rentable square feet located at 175 Snow Road in Parma, Ohio (“Snow View Plaza”) for approximately $12.3 million, exclusive of closing costs. The acquisition was funded with proceeds of $8.57 million from a mortgage loan (the “Snow View Loan”), proceeds of $900,000 from a related-party loan and proceeds of $3.0 million from our ongoing public offering. Snow View Plaza was partially constructed and commenced rental operations in 1995. Construction of Snow View Plaza was completed in 1996. Snow View Plaza was purchased from EIG Snow View Plaza, LLC, which is not affiliated with us, our advisor or our sub-advisor.

Snow View Plaza is approximately 98% leased to ten tenants. The largest tenant at Snow View Plaza is Giant Eagle, which occupies approximately 62.9% of the rentable square feet at Snow View Plaza. Other featured tenants at Snow View Plaza include Blockbuster, Great Clips, Radio Shack, and Burger King. The current aggregate annual base rent for the tenants of Snow View Plaza is approximately $1.1 million and the current weighted-average remaining lease term for the tenants is approximately 5.2 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $12.15 per square foot.

Based on the current condition of Snow View Plaza, we do not believe that it will be necessary to make significant renovations to Snow View Plaza. Our management believes that Snow View Plaza is adequately insured.

Financing

On December 15, 2010, we, through Snowview Station LLC (“Snowview Station”), a wholly owned subsidiary of our operating partnership, entered into the Snow View Loan with Wells Fargo Bank, N.A., an unaffiliated entity, as lender (“Wells Fargo”), to borrow $8.57 million. The amount advanced under the Snow View Loan was used to fund acquisition and acquisition-related costs of Snow View Plaza.

Waiver of Asset Management Fees

Our advisor and subadvisor have informed us that they will forego payment of asset management fees under our current advisory agreement if, as of the date of payment, our operating performance during the prior quarter has not been commensurate with our distributions during such period.

Specifically, our modified funds from operations (“MFFO”) during the quarter must be at least equal to our declared distributions (whether or not paid) during the quarter. (However, we cannot avoid payment of an asset management fee by raising our distribution rate beyond $0.65 per share on an annualized basis.) For purposes of this test, MFFO shall be calculated as we reasonably deem most suitable for our stockholder communications.

We intend to amend and restate our advisory agreement to reflect this waiver at our next regularly scheduled meeting of our board of directors

The Snow View Loan matures on December 15, 2012. We may extend the maturity date to December 15, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 15, 2012. The Snow View Loan bears interest at the one-month LIBO rate. Wells Fargo will reset the one-month LIBO rate on a monthly basis. In addition, we incurred certain closing costs in connection with the Snow View Loan, including a loan fee equal to 0.50% of the loan amount, which loan fee was payable to Wells Fargo.

The Snow View Loan requires monthly payments of accrued unpaid interest. On or before July 1, 2012, we are required to repay principal in the amount of $940,000. Beginning on July 1, 2012 and continuing through the maturity date, we are required to make monthly principal payments in the amount of $28,500, in addition to continued monthly interest payments. We have the right to prepay any outstanding amount at any time in whole or in part without premium or penalty. The Snow View Loan is secured by a first mortgage lien on the assets of Snow View Plaza including the land, fixtures, improvements, leases, rents and reserves. Our operating partnership has guaranteed Snowview Station’s obligations under the Snow View Loan.

We previously entered into a separate first mortgage loan agreement with Wells Fargo (the “Lakeside Loan”) that is secured by Lakeside Plaza, a property owned by us and located in Salem, Virginia. Our execution of the Snow View Loan subjects Snow View Plaza and Lakeside Plaza to cross-collateral and cross-default provisions under separate and corresponding provisions of the Snow View Loan and the Lakeside Loan.

The Snow View Loan contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Snow View Loan. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the Snow View Loan, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.